ParkerVision Reports 2021 Results

Jacksonville, Fla., March 29, 2022 – ParkerVision, Inc. (OTCQB: PRKR) (“ParkerVision”), a developer and marketer of technologies and products for wireless applications, today announced results for the year ended December 31, 2021.

Year End 2021 Summary and Recent Developments

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Patent license and settlement agreements were reached with Zyxel Communications Corporation and Buffalo, Inc. in 2021, resulting from the Company’s patent enforcement campaign initiated in the Western District of Texas in 2020.

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The U.S. District Court in the Middle District of Florida (Orlando Division) issued a summary judgment order on March 22, 2022 ruling that Qualcomm does not infringe the claims of the three patents in ParkerVision’s patent case against Qualcomm.

o	ParkerVision intends to appeal this ruling along with the same court’s March 9, 2022 ruling excluding the opinions of ParkerVision’s experts regarding infringement and validity issues.

•	Two infringement cases against Intel in the Western District of Texas were reconfigured to include cellular products in the first case and WiFi and Bluetooth products in the second.

o	First Intel trial date against cellular products was moved from June 2022 to October 2022 as a result of this case reconfiguration and subsequently moved to December 5, 2022 due to discovery delays.
o	Second Intel trial date against Intel WiFi and Bluetooth products currently scheduled for May 2023.
o	Favorable Markman decisions received in both Intel cases during 2021.
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One of the two IPRs filed by Intel related to patents in these cases was decided in the Company’s favor by the PTAB in January 2022.  Third IPR filed by Intel pertaining to patent in second case is awaiting PTAB decision.

•	Additional enforcement actions pending in the Western District of Texas also include Hisense, TCL and LG with trials scheduled in December 2022 and April 2023.

o	Favorable Markman recommendations issued in Hisense and TCL cases in October 2021; Markman hearing scheduled for April 2022 in LG case.
o	IPR petitions were filed by Hisense and TCL against two of the ten patents asserted in these cases; LG has filed a request to join these pending proceedings. Decisions expected in November 2022.

•	Infringement cases against Qualcomm and Apple in the Middle District of Florida (Jacksonville) and LG in the District of New Jersey are stayed pending outcomes in other cases.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We are pleased to have resolved our outstanding patent actions with Zyxel and Buffalo as licensees of our technologies.  We are hopeful that additional parties will join Zyxel and Buffalo and become licensees of our patented technologies in the near future under comparable royalty rates.  The Texas court continues to move efficiently, and we believe the claim construction rulings to date demonstrate the merits of our claim construction positions.  Our first of two infringement actions against Intel is scheduled for trial in approximately eight months and three additional trials are scheduled in Texas within five months following this first Intel trial. We look forward to presenting the facts of our cases to Texas juries.”

Mr. Parker continued, “Recent rulings from the district court in Orlando are substantial blows to our pending action against Qualcomm as the court first excluded the opinions of our experts and subsequently issued a summary judgment ruling of non-infringement on the three remaining patents in the case.  The next step is an appeal that we intend to vigorously pursue.  We are hopeful that the appellate court will give proper weight to our positions which we feel are strongly supported by legal precedence.  At a recent public hearing in the Orlando case against Qualcomm, I was surprised to hear the court comment, ‘We all know the jury isn’t going to follow 99% of what you all are talking about in this trial.  They’re going to come up with a rough idea of who deserves to win, but the nuances of a patent case, there’s no way a jury understands this which is why this shouldn’t be tried to a jury, in my opinion.  They will never understand.  It should be PTAB 100%.’  The fact is that district courts with Article 3 judges represent the only venue available to patent holders for enforcing our patented rights.

“This case has been pending in the district court in Orlando since 2014. It has survived multiple IPR challenges, a motion to move venue to California, and numerous other delays.    We are disappointed with the additional delays these recent rulings will create; however, we remain confident in the merits of our case, and we are steadfast in our goal to hold Qualcomm accountable for their unauthorized, and we believe willful, use of our technologies.”

Financial Results

•	Net loss for 2021 was $12.3 million, or $0.17 per common share, compared to a net loss of $19.6 million, or $0.42 per common share for 2020.
o	The 37% decrease in year-to-date net loss is a primarily the result of
▪	a $2.3 million decrease in litigation fees and expenses largely related to our case against Qualcomm in Jacksonville, Florida which is currently stayed.
▪	the recognition in 2020 of approximately $2.2 million in noncash charges related to the modification of equity-related agreements with third parties.
▪	a $4.0 million decrease in the loss related to the change in fair value of our contingent payment obligations.
▪	An offsetting $2.1 million increase in share-based compensation expense.
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We used cash for operations of approximately $7.7 million in 2021 compared to approximately $4.8 million in cash used for operations in 2020.  The increase is the result of a significant decrease in accounts payable and other current liabilities in 2021, resulting in a $3.7 million improvement in working capital.

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Our use of cash in 2021 was funded by $6.2 million in net proceeds received from the sale of debt and equity securities and $1.0 million in proceeds received from the exercise of outstanding options and warrants.

About ParkerVision

ParkerVision, Inc. invents, develops and licenses cutting-edge, proprietary radio-frequency (RF) technologies that enable wireless solution providers to make and sell advanced wireless communication products.  ParkerVision is engaged in a number of patent enforcement actions in the U.S. to protect patented rights that it believes are broadly infringed by others. For more information, please visit www.parkervision.com. (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2021. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Cindy French
Chief Financial Officer
ParkerVision, Inc
cfrench@parkervision.com

(TABLES FOLLOW)

ParkerVision, Inc.

Balance Sheet Highlights

	December 31,
(in thousands)	2021	2020
Cash and cash equivalents	$1,030	$1,627
Prepaid expenses and other current assets	599	607
Intangible assets, net	1,785	2,170
Other noncurrent assets, net	26	52
Total assets	3,440	4,456

Current liabilities	1,646	5,989
Contingent payment obligations	43,063	38,279
Convertible notes	2,895	3,018
Other long-term liabilities	613	991
Shareholders’ deficit	(44,777)	(43,821)
Total liabilities and shareholders’ deficit	$3,440	$4,456

ParkerVision, Inc.

Summary Results of Operations

	Year Ended
(in thousands, except per share amounts)	December 31,
	2021	2020

Licensing revenue	$144	$-
Cost of sales	(5)	-
Gross margin	139	-

Selling, general and administrative expenses	8,088	10,664
Total operating expenses	8,088	10,664

Interest and other income	242	-
Interest expense	(251)	(547)
Change in fair value of contingent payment obligations	(4,372)	(8,367)
Total interest and other	(4,381)	(8,914)

Net loss	$(12,330)	$(19,578)

Basic and diluted net loss per common share	$(0.17)	$(0.42)

Weighted average shares outstanding	71,299	47,019

ParkerVision, Inc.

Summary of Cash Flows

	Year Ended
(in thousands)	December 31,
	2021	2020
Net cash used in operating activities	$(7,702)	$(4,777)
Net cash used in investing activities	(3)	(1)
Net cash provided by financing activities	7,108	6,348

Net (decrease) increase in cash & cash equivalents	(597)	1,570

Cash & cash equivalents - beginning of year	1,627	57

Cash & cash equivalents - end of year	$1,030	$1,627